SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)

CHINA LITHIUM TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

16949X 107
(CUSIP Number)

STEVE SCHUSTER, ESQ
MCLAUGHLIN & STERN, LLP
260 MADISON AVENUE
NEW YORK, NEW YORK 10016
(212) 448 1100
FAX (212) 448 0066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

07/14/2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 16949X 107	13D/Amendment
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Qiang Fu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: The People's Republic of China
NUMBER OF	7.	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 0% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 16,659,811 shares of Common Stock of the Company issued and outstanding as of July 14, 2011.

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock, $0.001 par value, (the "Common Stock") of CHINA LITHIUM TECHNOLOGIES, INC. , a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 15 West 39th Street Suite 14B, New York, NY 10018.

Item 2. Identity and Background

This statement is being filed by Qiang Fu (the "Reporting Person").

Qiang Fu	Citizenship - People's Republic of China

The address of Qiang Fu is 26 Shangzhi St West 13 Dao, Daoli District, Harbin, Heilongjiang Province, China.

During the last ten years, the Reporting Person has not (i) been convicted in any criminal proceeding; or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or (iii) been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Item 3. Source and Amount of Funds or Other Consideration.

On July 14, 2011, the Reporting Person resigned from his position as a member of the Company's Board of Directors. In connection with his resignation, the Reporting Person surrendered to the Company his five million shares of the Company's common stock, representing approximately 23% of the outstanding shares.

Item 4. Purpose of Transaction.

The purpose for the Reporting Person to dispose the shares of the Company's common stock on or about July 14, 2011 was the result of his resignation from the Board of the Company and for the benefits of the Company's growth.

Other than as set forth below, the Reporting Person currently has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Based on a total of 16,659,811 shares outstanding as of July 14, 2011. The Reporting Person's beneficial ownership of 0 shares of common stock constitutes beneficial ownership of 0% of the total number of shares of outstanding common stock of the Issuer.

(b) The Reporting Person has the power to vote or to direct the vote of, and the power to dispose or direct the disposition of 0 shares of common stock. The Reporting Person does not own any options or other convertible rights.

(c) Other than as set forth in this Schedule 13D, the Reporting Person listed in Item 2 has not effected any transactions in the shares of the Company's equity securities within the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2011	/s/ Qiang Fu
Qiang Fu